SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2004 DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELEPHANTX ONLINE SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 38th Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sher
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David Sher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elephantx Online Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TERESA CHRISTIANO
Notary Public, State of New York
No. 01CH6040494
Qualified in Bronx County
Commission Expires April 24, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Elephantx Online Securities, LLC

We have audited the accompanying statement of financial condition of Elephantx Online Securities, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Elephantx Online Securities, LLC, as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has limited operating revenue and had no meaningful operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. This statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 25, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

ELEPHANTX ONLINE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 8,672
Other Assets	10,238
Total Assets	$18,910
LIABILITIES AND MEMBER'S EQUITY	
Liabilities - accounts payable and accrued expenses	$ 150
Member's Equity	18,760
Total Liabilities and Member's Equity	$18,910

The accompanying notes and independent auditor's report should be read in conjunction with the statement of financial condition

1. ORGANIZATION:

Elephantx Online Securities, LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was in the business of operating as a retail broker that permitted customers to transact the purchase and sales of securities over the Internet. Presently, the Company is evaluating its future business operational plans.

2. GOING CONCERN CONSIDERATION:

The accompanying statement of financial condition has been prepared assuming the Company will continue as a going concern. The Company has no operating revenue and had no meaningful operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company is currently evaluating its options relative to the continuance of the Company and is pursuing the possibility of a sale to a third party. There can be no assurance that management's plans, as described above, will be realized.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the Company's sole member reports the Company's income or loss on its income tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

4. NET CAPITAL REQUIREMENT:

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements for its registrants. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2003, the Company's net capital was $8,522, which was $3,522 in excess of its minimum requirement of $5,000.

5. RELATED PARTY TRANSACTIONS:

While the Company is evaluating its potential sale to another company, any expenses are being paid and absorbed by an outside third party.

6. EXEMPTION FROM RULE 15c3-3:

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. PRIOR-PERIOD ADJUSTMENT:

The beginning balance of other assets has been restated to correct an error. The error occurred when money held in an account administered by the NASD for the payment of state registration expenses was omitted from the statement of financial condition. The effect of the error correction increases the beginning balance of retained earnings by $11,837.

ELEPHANTX ONLINE SECURITIES, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Elephantx Online Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Elephantx Online Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Elephantx Online Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 25, 2004